Exhibit 99.1

Mercurity Fintech Holding Inc. Reports First Quarter 2021

Financial Results

Beijing, June 4, 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the “Company” or “MFH”) (Nasdaq: MFH) today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operating Highlights

•	Q1 2021 GAAP revenues of $81 thousand, compared to $1,392 thousand in Q1 2020.
•	Q1 2021 GAAP gross profit of $47 thousand, compared to $1,313 thousand in Q1 2020.
•	Q1 2021 GAAP net loss of $4,554 thousand, compared to a profit of $1,068 thousand in Q1 2020.
•	Q1 2021 Non-GAAP net loss of $721 thousand, compared to net income of $1,068 thousand in Q1 2020.

Ms. Alva Zhou, Chairperson of the Board and Co-Chief Executive Officer, said: “Our operating results from this quarter continued to reflect the stages of our ongoing business transition. A business transition is not a linear process and often takes time, and revenues from our new DeFi platform related products have yet to materialize. We are going to seek new market opportunities in the digital assets industry as we continue to execute our strategic transition, and we remain committed to our goals of creating sustainable growth and delivering strong performance results to our shareholders.”

Changes to the Board of Directors and Management Team in the First Quarter 2021

On March 4, 2021, Mr. Liu Hao was appointed as a Director and Mr. Huang Cong as an Independent Director to the Company’s Board of Directors (the “Board”), effective from March 4, 2021.

On April 30, 2021, the Company appointed Mr. Liu Hao as co-Chief Executive Officer, effective from May 1, 2021.

Mr. Haohan Xu resigned as a Director of the Board due to personal reasons, effective from June 5, 2021.

Mr. Erez Simha, President and Chief Financial Officer, has resigned to pursue other opportunities, effective on June 5, 2021. Mr. Liu Hao, director and co-Chief Executive Officer, will take on the role of acting Chief Financial Officer of the Company, effective upon Mr. Simha’s departure.

Recent Developments

On April 13, 2021, the Company and certain investors entered into a Share Subscription and Warrant Purchase Agreement (“Subscription Agreement”) pursuant to which the investors agreed to purchase a total of 537,143,470 ordinary shares of the Company (“Ordinary Shares”) and warrants to purchase up to 537,143,470 Ordinary Shares for an aggregate consideration of US$10,000,000, to be settled in the form of 172.9354 bitcoins. The transaction has not been closed by the latest closing date as provided in the Subscription Agreement. The Company’s management team is negotiating new terms and conditions with the investors.

FINANCIAL RESULTS

Summary of First Quarter Results:

Revenues for the first quarter of 2021 were $81 thousand, compared to $1,392 thousand in the same period last year. Revenues for the first quarter of 2021 comprised of software development fees from a client who entered into a contract with the Company in July 2020 and service fees from the DeFi platform.

Cost of revenues for the first quarter of 2021 was $35 thousand, compared to $79 thousand in the same period last year. The cost of revenues was primarily attributable to direct costs related to the contract signed in July 2020.

Gross profit for the first quarter of 2021 was $47 thousand, compared to $1,313 thousand in the same period last year.

General and administrative expenses for the first quarter of 2021 were $4,601 thousand, compared to $245 thousand in the same period last year. General and administrative expenses consisted primarily of $3,833 thousand in stock-based compensation costs and $768 thousand in employment costs, office expenses, and professional fees. The increase in stock-based compensation expenses was primarily due to: (1) awards of 587,000 Restricted Stock Units (1 RSU equals 360 ordinary shares) during the quarter, and (2) the vesting acceleration of previously granted Restricted Stock Units. In addition to stock-based compensation, the increase in general and administrative expenses primarily reflected increases in employment costs and office expenses as a result of the Company’s acquisition of NBpay Investment Limited in March 2020.

Loss from operations for the first quarter of 2021 was $4,554 thousand, compared to income from operations of $1,068 thousand in the same period last year.

Loss before provision for income taxes for the first quarter of 2020 was $4,554 thousand, compared to income before taxes of $1,068 thousand in the same period last year.

Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc. is a non-GAAP measure which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax expenses. Non-GAAP net loss attributable to MFH for the first quarter of 2021 was $721 thousand, compared to a net income of $1,068 thousand in the same period of last year.

Cash and cash equivalents were $287 thousand as of March 31, 2021, compared to $175 thousand as of December 31, 2020.

Total shareholders' equity was $10.2 million as of March 31, 2021, compared to total shareholders' equity of $10.2 million as of December 31, 2020.

Non-GAAP Measures

To supplement the Company's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("U.S.GAAP"), the Company uses non-GAAP financial measures, including Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc., that is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax expenses. The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company's operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company's calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company's results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

BUSINESS OUTLOOK

Due to uncertainty as a result of the continued product development and business transition, the Company will not provide a financial forecast for Q2 2021.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360-6428

SOURCE Mercurity Fintech Holding Inc.

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three months End March 31,
	2021	2020
Revenues
Third parties	$81	$1,392
Total revenues	81	1,392

Cost of revenues	(35)	(79)
Gross profit	$47	$1,313

Operating expenses:
General and administrative	(4,601)	(245)
Impairment loss	-	-
Total operating expenses	$(4,601)	$(245)
(Loss)/income from operations	$(4,554)	$1,068

Interest income, net	-	-
(Loss)/income before provision for income taxes	$(4,554)	$1,068
Income tax benefits/(expenses)	-	-
(Loss)/Income from continuing operations	$(4,554)	$1,068

Net loss	$(4,554)	$1,068

Net loss attributable to holders of ordinary shares of Mercurity Fintech Holding Inc.	$(4,554)	$1,068

Net loss per ordinary share
Basic	$(0.00)	$0.00
Diluted	$(0.00)	$0.00

Weighted average shares used in calculating net loss per ordinary share
Basic	3,132,033,168	2,360,008,957
Diluted	3,132,033,168	2,360,008,957
Net loss	$(4,554)	$1,068

MERCURITY FINTECH HOLDING

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Three months End March 31,
	2021	2020
Net loss	$(4,554)	$1,068

Other comprehensive (loss)/income, net of tax of $nil:
Change in cumulative foreign currency translation adjustment	(3)	(26)

Comprehensive loss	$(4,557)	$1,042

MERCURITY FINTECH HOLDING

CONSOLIDATED BALANCE SHEETS

(US dollars in thousands)

	March 31, 2021	December 31, 2020
ASSETS:
Current assets:
Cash and cash equivalents	$287	$175
Accounts receivable	1,311	1,528
Prepaid expenses and other current assets, net	80	102
Amounts due from related parties	572	666
Total current assets	2,250	2,471

Non-current assets:
Intangible assets, net	389	383
Goodwill	8,107	8,107
Total non-current assets	8,496	8,490

TOTAL ASSETS	$10,746	$10,961

LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accrued expenses and other current liabilities	$471	$678
Amounts due to related parties	31	31
Total current liabilities	$502	$709

Non-current liabilities:
Total non-current liabilities	-	-

TOTAL LIABILITIES	$502	$709

Shareholders’ equity:
Ordinary shares	$35	$30
Additional paid-in capital	653,690	649,146
Accumulated deficits	(644,574)	(640,020)
Accumulated other comprehensive (loss)/income	1,093	1,096
Total shareholders’ (deficit)/equity	$10,244	$10,252

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,746	$10,961

MERCURITY FINTECH HOLDING

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

	Three months End March 31
	2021	2020
Income/(Loss) from continuing operations	$(4,554)	$1,068
Net loss attributable to Mercurity Fintech Holding Inc.	(4,554)	1,068

Amortization of acquired intangible assets (a)	-	-
Provision for income tax expenses (b)	-	-
Share-based compensation (c)	3,833	-
Impairment loss (d)	-	-

Non-GAAP (loss)/income from continuing operations (d)	$(721)	$1,068
Non-GAAP net (loss)/income attributable to Mercurity Fintech Holding Inc.(a)(b)(c)(d)	$(721)	$1,068

Notes:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude provision for income tax expenses

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss